Exhibit (h)(d)(2)

SCHEDULE A

to the

Expense Limitation Agreement

For the Pacific Dynamix Portfolios of Pacific Select Fund(1)

Fund	Expense Limitation(2)	Effective Date of Current Limit	Expiration Date
Pacific Dynamix — Conservative Growth	0.59%	April 30, 2018	April 30, 2019
Pacific Dynamix — Moderate Growth	0.59%	April 30, 2018	April 30, 2019
Pacific Dynamix — Growth	0.59%	April 30, 2018	April 30, 2019

Effective:  April 30, 2018

PACIFIC SELECT FUND

By:	Howard T. Hirakawa	By:	Laurene E. MacElwee
Name:	Howard T. Hirakawa	Name:	Laurene E. MacElwee
Title:	Senior Vice President	Title:	VP & Assistant Secretary

PACIFIC LIFE FUND ADVISORS LLC

By:	Howard T. Hirakawa	By:	Laurene E. MacElwee
Name:	Howard T. Hirakawa	Name:	Laurene E. MacElwee
Title:	SVP, Fund Advisor Operations	Title:	VP & Assistant Secretary

(1)  The Pacific Dynamix Underlying Funds currently have no expense limitations in place.

(2)  Maximum operating expense limit as a percentage of average net assets.